FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2001


                          VIDESH SANCHAR NIGAM LIMITED
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of registrant's name into English)

                             THE REPUBLIC OF INDIA
                (Jurisdiction of incorporation or organization)

                             VIDESH SANCHAR BHAVAN
                              MAHATMA GANDHI ROAD
                                 MUMBAI 400 001
                                     INDIA
                                +91-22 262 4020
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|         Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         |_|         No   |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

1.   OTHER EVENTS

     As noted in the registrant's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on October 1, 2001, as amended on November 7, 2001 (the "Annual Report"), the Telecom Regulatory Authority of India (the "TRAI") had floated a consultation paper regarding the opening for competition of the international long distance service market in India, which is scheduled to occur effective April 2002. The registrant further noted in the Annual Report that it expected the TRAI to release its policy regarding the international long distance service market following consummation of the consulting process.

     According to the TRAI web site, on November 12, 2001, the TRAI released its recommendations regarding the opening of the international long distance service market in India (the "TRAI Release"), the text of which is attached hereto as
Exhibit  99.1.  An article in The  Economic  Times  Online,  attached  hereto as
Exhibit 99.2, reports on the release of the TRAI recommendations. According to a subsequent news account, attached hereto as Exhibit 99.3, all of the recommendations of the TRAI as set forth in the TRAI Release have been accepted by the Department of Telecommunications.


2.   EXHIBITS

     Registrant hereby incorporates in this report on Form 6-K the following exhibits:

EXHIBIT NUMBER       DESCRIPTION OF EXHIBIT

99.1 Telecom Regulatory Authority of India - Recommendations On The Opening Of The International Long Distance Service Market.

99.2 The Economic Times Online, article titled "Global Telephony Fee Dropped to Rs 25Cr", dated November 13, 2001.

99.3 The Economic Times Online, article titled "Govt. to Open Up Overseas Telephony", dated November 16, 2001.


Forward-Looking Statements

     Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its Annual Report. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             VIDESH SANCHAR NIGAM LIMITED



Date:  November 28, 2001                     By: /s/ Arun Gupta
                                             -----------------------------------
                                             Name:   Arun Gupta
                                             Title:  Chief General Manager (F&A)